Media Release 22 May 2018

Exhibit 99.2

James Hardie Announces Adjusted Net Operating Profit of
US$81.1 million for Q4 Fiscal Year 2018 and US$291.3 million for the full year ended 31 March 2018

James Hardie announces a fiscal year 2018 second half dividend of US 30.0 cents per security

James Hardie today announced results for the fourth quarter of fiscal year 2018 and the full year ended 31 March 2018:

•
Group Adjusted net operating profit of US$81.1 million for the quarter and US$291.3 million for the full year, an increase of 49% and 17%, respectively, compared to the prior corresponding periods (“pcp”);

•	Group Adjusted EBIT of US$103.0 million for the quarter and US$397.5 million for the full year, an increase of 34% and 12%, respectively, compared to pcp;

•	Group net sales of US$525.9 million for the quarter and US$2,054.5 million for the full year, an increase of 6% and 7%, respectively, compared to pcp;

•	North America Fiber Cement Segment volume increased 1% for the quarter and full year, compared to pcp;

•	North America Fiber Cement Segment net sales of US$410.1 million for the quarter and US$1,578.1 million for the full year, an increase of 6%, compared to pcp;

•	North America Fiber Cement Segment EBIT margin of 25.2% for the quarter and 24.2% for the full year;

•	International Fiber Cement Segment EBIT margin of 23.1% for the quarter and 23.5% for the full year; and

•	The Fermacell acquisition closed on 3 April 2018.

CEO Commentary

James Hardie CEO Louis Gries said, “Our North America Fiber Cement Segment for the quarter and full year delivered top line growth of 6%, driven primarily by higher net prices. In the first half of the year, our exterior volume growth was below our expectations and lower than market growth, as volume was significantly impacted by our capacity constrained position. However, in the second half of the year we began to build momentum and exteriors volume for the second half of the year grew in-line with our market index. Additionally, we exited fiscal year 2018 with an EBIT margin at the top end of our target range and our manufacturing performance within expected levels, despite input costs which continue to increase."

He continued, “We enter fiscal year 2019 with no constraints on capacity and are focused on driving improved primary demand growth.”

He added, “Within our International Fiber Cement business, net sales increased 9% for the quarter and 12% for the full year due to strong growth in our Asia Pacific business. Furthermore, EBIT increased 10% for the quarter and 14% for the full year, primarily driven by the strong performance of our Australian business.”

Mr. Gries concluded, “Our group results reflect strong Adjusted EBIT growth for the quarter and full year, driven by improving North America results as the year progressed and consistently strong Asia Pacific business results throughout the year. In addition to the financial results for fiscal year 2018, James Hardie made a significant strategic acquisition of Fermacell, which positions the Company for meaningful long-term growth in Europe.”

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Media Release 22 May 2018

Outlook

We expect to see the steady growth in the US housing market to continue into fiscal year 2019. The single family new construction market and repair and remodel market are expected to grow similarly to the year-on-year growth experienced in fiscal year 2018. The Company expects new construction starts between approximately 1.2 and 1.3 million.

We expect our North America Fiber Cement segment EBIT margin to be in the top end of our stated target range of 20% to 25% for fiscal year 2019. This expectation is based upon the Company continuing to achieve strong operating performance in its plants, stable exchange rates and a moderate inflationary trend for input costs.

Net sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia.

Further Information
Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2018 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2018.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this press release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2018.

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Media Release 22 May 2018

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2018; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
END
Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352
Email:	media@jameshardie.com.au

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